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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
        SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number:  0-14737

                               TRENWICK GROUP INC.
             (Exact name of registrant as specified in its charter)

   Metro Center, One Station Place, Stamford, Connecticut 06902 (203) 353-5500 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

     Preferred Stock Purchase Rights (issued pursuant to a Rights Agreement dated as of November 2, 1989, as amended)
                6% Convertible Debentures due December 15, 1999
            (Title of each class of securities covered by this Form)

                          Common Stock, $.10 par value
        8.82% Exchange Junior Subordinated Deferrable Interest Debentures
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    (X)           Rule 12h-3(b)(1)(i)    (X)
Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
                                     Rule 15d-6             ( )

Approximate number of holders of record as of the certification or notice date:
None

Pursuant to the requirements of the Securities Exchange Act of 1934 Trenwick Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 24, 1997                   By:  /s/  James F. Billett, Jr.
                                           -------------------------
                                           Name:  James F. Billett, Jr.
                                           Title: Chairman of the Board,
                                                  President and Chief Executive
                                                  Officer